3

H    Form of Notice

     1.   News Digest

ALLEGHENY ENERGY, INC., ET AL. A notice has been issued giving interested persons until August __, 2001, to request a hearing on a proposal by Allegheny Energy, Inc. ("Allegheny"), a registered holding company, Allegheny Energy Service Corporation ("AESC"), a wholly owned service subsidiary of Allegheny, and Allegheny Ventures, Inc. ("Allegheny Ventures"), a wholly owned non-utility subsidiary of Allegheny (collectively, "Applicants"), to acquire 100% of the outstanding common stock of Fellon-McCord & Associates, Inc., a natural gas and electricity consulting and management services firm ("Fellon-McCord") and 100% of the partnership interests in Alliance Energy Services Partnership, a provider of natural gas supply and transportation services (Alliance)1 (taken together the acquisitions are referred to as the  "Transaction"  and  the parties are jointly  referred  to  as
"Fellon-McCord - Alliance").2 The Agreement provides for a payment of approximately $29.6 million in cash at closing plus certain future performance payments ("Purchase Price").

     .  (Rel. 35-27____)

     2.   Notice

Allegheny Energy, Inc. et al. (70-______)

     Allegheny Energy, Inc. ("Allegheny"), a registered holding company, Allegheny Energy Service Corporation ("AESC"), a wholly owned service subsidiary of Allegheny, and Allegheny Ventures, Inc. ("Allegheny Ventures"), a wholly owned non-utility subsidiary of Allegheny (collectively, "Applicants"), all located at 10435 Downsville Pike, Hagerstown, MD 21740-1766 have filed this application - declaration pursuant to sections 6(a), 7, 9(a), 10, 11, 12(b), and 13(b) of the Public Utility Holding Company Act of 1935, as amended ("Act"), and Rules 45, 46, 53, 54, 90 and 91 under the Act, for financing and other related authority in connection with the proposed acquisition of certain equity and membership interests. Applicants request that an order be issued and effective not later than October 1, 2001.

      Allegheny and Allegheny Ventures have entered into an Acquisition Agreement ("Agreement")3 to acquire: 1) 100% of the outstanding common stock of Fellon-McCord & Associates, Inc., a natural gas and electricity consulting and management services firm ("Fellon-McCord"), 2) 100% of the outstanding common stock of Alliance Gas Services, a Kentucky corporation ("AGS"), which owns 50% of the partnership interests in Alliance Energy Services Partnership, a provider of natural gas supply and transportation services (Alliance),4 and 3) 100% of Conoco's interest in Alliance. Taken together the acquisitions are referred to as the "Transaction" and the parties are jointly referred to as "Fellon-McCord - Alliance").5 The Agreement provides for a payment of approximately $29.6 million in cash at closing plus certain future performance payments ("Purchase Price").

      By this application-declaration, subject to the terms and conditions described herein, Applicants seek authority to: (1) acquire 100% of the issued and outstanding common stock of Fellon-McCord; (2) acquire 100% of the membership interests in Alliance;
(3) make capital and operating contributions to Fellon-McCord - Alliance in the form of loans, guarantees, advances, or equity contributions up to an aggregate amount not to exceed $100 million through December 31, 2004; and (4) permit Fellon-McCord - Alliance to enter into a service agreement with AESC.6

     With respect to the debt authorization requested, long-term debt, which may be in the form of notes or loans, will have a maturity of not less than 5 years and not more than 30 years and will be comparable to those obtainable by similar entities issuing comparable securities containing the same or similar terms and maturities. The maturities, terms and interest rates will be determined through negotiations with, in the case of long-term debt, nationally recognized brokerage houses and in the case of short-term debt, banks or other lending institutions. Interest rates on long-term debt will not exceed the reference to the United States Treasury Rate plus 400 basis points. Interest rates on short-term debt will not exceed the London International Bank Offered Rate (LIBOR) plus 300 basis points. Fees and expenses associated with short-term and long-term debt issued by Allegheny will be comparable to those obtainable by similar utilities issuing comparable securities containing the same or similar terms and maturities. Short-term debt, which will be unsecured, will have a maturity of not less than 30 and not more than 364 days and will be sold to non-associate banks or financial institutions.

     Guarantees will be related to Allegheny's assumption of Fellon-McCord - Alliance' debt or the establishment of new credit lines. Guarantees will be issued without recourse to any of the Allegheny system operating state-regulated utility companies. Guarantees may take the form of Allegheny agreeing to guarantee, undertake reimbursement obligations, assume liabilities or assume other obligations with respect to, or to act as surety on, bonds, letters of credit, evidences of indebtedness, equity commitments, performance and other obligations undertaken by Fellon-McCord - Alliance.

     Fellon-McCord - Alliance seeks authority to enter into a service agreement with AESC.7 AESC will provide a wide range of general services to Fellon-McCord - Alliance pursuant to section 13 of the Act.8 Under the proposed service agreement, Fellon-McCord - Alliance will reimburse AESC for the cost of services provided AESC will account for, allocate, and charge its costs of these services on a full cost reimbursement basis under a work order system consistent with Commission requirements. Time for AESC employees will be billed to and paid on a monthly basis, based upon time records. Fellon-McCord - Alliance will maintain separate financial records and detailed supporting records. All services will be provided at cost in compliance with Rules 90 and
     91.

     Fellon-McCord is an energy consulting and management business that commenced operations in 1992. The company has more than 50 energy professionals and serves more than 300 customers across North America. Fellon-McCord began its consulting services in the natural gas arena and has gained national recognition as a leader in the commercial, industrial, municipal, and utility marketplaces. Services have been expanded in the past two years to include electric consulting services.

     Alliance  is  a  Kentucky general partnership,  which  is  50 percent owned by Alliance Gas Services, Inc., an affiliate of Fellon-McCord and 50 percent owned by Conoco. Alliance markets natural gas supply and transportation services, as well as provides complete customer volume management services to over 800 commercial and industrial end users across North America and had sales in excess of $330 million in the year ending 2000.

     Conoco is the nation's fourth-largest integrated energy company with 2000 revenues of more than $39 billion. Based in Houston, Texas, Conoco is active in 40 countries and has approximately 17,600 employees worldwide. Conoco's operations span the value chain from exploration and production of natural gas and crude oil to refining and marketing of petroleum products and natural gas and power trading. Conoco markets 7.5 billion cubic feet of natural gas per day in North America. As both a producer and marketer of natural gas, Conoco provides sophisticated financial products, reliable natural gas supply, and a full suite of risk management services.

     For the twelve (12) months ended March 31, 2001, Allegheny's gross revenues and net income were approximately $ 4.96 billion and $ 290.1 million, respectively.
_______________________________
1 Fellon-McCord and Conoco Inc., a Delaware corporation ("Conoco"), each own a 50% interest in Alliance.
2 This transaction qualifies for Rule 58 treatment, however, Applicants have elected to reserve the remaining Rule 58 capacity to support Allegheny Global Energy Markets' activities.
3 See Exhibit A-1.
4 Fellon-McCord and Conoco Inc., a Delaware corporation ("Conoco"), each own a 50% interest in Alliance.
5 This transaction qualifies for Rule 58 treatment, however, Applicants have elected to reserve the remaining Rule 58 capacity to support Allegheny Global Energy Markets' activities.
6 See Exhibit A-2, Form Service Agreement.
7 See Exhibit A-2.
8 AESC will provide general and administrative services including, but not limited to, the following: Purchasing; Customer billing and accounting; Information services, including computer applications and programming and electronic data processing; Preparation of consolidated financial statements and cost, statistical, and financial data, as required; Assistance with respect to certain personnel matters, including, but not limited to, employee benefit matters; Preparation and filing of tax returns and following developments in federal, state, and local taxation regulations; Administration of insurance; Internal auditing; and Corporate security.